UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9
(Amendment No. 4)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Bioverativ Inc.
(Name of Subject Company)

Bioverativ Inc.
(Name of Person Filing Statement)

Common Stock, $.001 par value per share
(Title of Class of Securities)

09075E100
(CUSIP Number of Class of Securities)

John G. Cox
Chief Executive Officer
Bioverativ Inc.
225 Second Avenue
Waltham, Massachusetts 02451
(781) 663-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Andrea DiFabio Executive Vice President, Chief Legal Officer Bioverativ Inc. 225 Second Avenue Waltham, Massachusetts 02451 (781) 663-4400	Scott A. Barshay Jeffrey D. Marell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Bioverativ Inc., a Delaware corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2018 (as subsequently amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Blink Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Sanofi, a French société anonyme (“Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Schedule 14D-9), any and all of the outstanding shares (“Shares”) of common stock, par value $0.001 per share (“Common Stock”) of the Company at a purchase price of $105.00 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (containing the Offer to Purchase, the Letter of Transmittal and other documents relating to the tender offer), as it may be amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on February 7, 2018 and as subsequently amended.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3.  Past Contacts, Transaction, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 and the disclosure under “Conflicts of Interest” are hereby amended and supplemented by inserting the following sentence at the end of the first paragraph:

“Other than (i) preliminary discussions (which were held after the Merger Agreement was executed) with certain executive officers regarding employment for limited transition services following the closing of the proposed transaction and (ii) the discussions (which commenced on January 21, 2018) relating to the employment arrangement to be entered into between Parent, the Company and Mr. Cox (as described in more detail in “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Arrangements”), there have been no discussions in connection with the proposed transaction or otherwise between Parent and any of the Company’s executive officers or directors regarding long-term or permanent employment or consulting arrangements. In addition, Parent did not grant the Company’s executive officers or directors any rights to purchase or participate in Parent’s equity.”

Item 4.  The Solicitation or Recommendation.

(iv) Certain Unaudited Prospective Financial Information

Item 4 of the Schedule 14D-9 and the disclosure under “Certain Unaudited Prospective Financial Information” are hereby amended and supplemented by:

(a) inserting the following paragraph at the end of the second paragraph of this section:

“To derive the Management Projections, our management applied assumptions regarding the probability of success of the products currently under development, which management believed to be common in the industry for assessing risks associated with development and commercialization.  Our management assumed probabilities of success, considering certain assumptions, that ranged from as low as 6% for products in the research stage to as high as 100% for products currently in the market depending on the application of certain factors to the particular research and development program or commercial revenue stream, as well as stage of development.”

(b) inserting the following sentence and table at the end of the summary of the Management Projections in the third paragraph of this section:

“In addition, the Company provided to J.P. Morgan and Guggenheim for purposes of their Sum-of-the-Parts Discounted Cash Flow Analyses, the following probability adjusted revenue projections:

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
	($mm)

Hemophilia(1)	1,417	1,842	1,848	1,877	1,903	1,921	1,915	1,922	1,943	1,991	2,047	2,094	2,133	2,158	2,182	2,199	2,216	2,229
Complement(2)	0	0	24	70	137	238	369	472	548	625	692	730	748	766	783	797	795	800
Other(3)	0	0	0	0	8	25	144	299	492	694	817	809	664	457	291	201	164	151

(1)   Includes ELOCTATE, ALPROLIX, BIVV001 and BIVV002.

(2)   Includes BIVV009 CAgD, BIVV009 ITP and BIVV020.

(3)   Includes Gene Therapy Programs in collaboration with Fondazione Telethon and Ospedale San Raffaele S.r.l., and therapies relating to sickle cell disease in collaboration with Sangamo Therapeutics, Inc.”

(v) Opinions of Financial Advisors

Opinion of J.P. Morgan Securities LLC

Item 4 of the Schedule 14D-9 and the disclosure under “Opinions of Financial Advisors—Opinion of J.P. Morgan Securities LLC” are hereby amended and supplemented by:

(a) inserting the following additional disclosure at the end of the first sentence of the first paragraph in the section entitled “Public Trading Multiples” on page 38 of the Schedule 14D-9:

“, including the compound annual growth rates for such publicly traded companies expected for the calendar years 2018 through 2020.”

(b) replacing the third sentence of the first paragraph in the section entitled “Selected Transaction Analysis” on page 39 of the Schedule 14D-9 with the following:

“Estimated financial data for the selected transactions, including the EV and EPS of the companies involved in the analysis and three-year forward compound annual growth rates for such companies, was based on the selected companies’ filings with the SEC and publicly available equity research estimates.”

Opinion of Guggenheim Securities, LLC

Item 4 of the Schedule 14D-9 and the disclosure under “Opinions of Financial Advisors—Opinion of Guggenheim Securities, LLC” are hereby amended and supplemented by:

(a) amending and restating the second bullet in the section entitled “Discounted Cash Flow Analyses” on page 49 of the Schedule 14D-9 as follows:

“ •                     Guggenheim Securities used a discount rate range of 8.5% — 10.5% based on its estimate of the Company’s weighted average cost of capital, which Guggenheim Securities estimated based on, among other factors, (i) Guggenheim Securities’ then-current estimate of the prospective US equity risk premium range, (ii) a review of the Company’s Bloomberg historical adjusted equity beta and its then-current Barra predicted equity beta as well as similar equity beta information for the Company’s selected peer group companies, (iii) the then-prevailing yield on the 20-year US Treasury bond as a proxy for the risk-free rate, and (iv) Guggenheim Securities’ investment banking and capital markets judgment and experience in valuing companies similar to the Company.”

(b) amending and restating the section entitled  “Selected Precedent Merger and Acquisition Transactions Analysis” on page 50 of the Schedule 14D-9 as follows:

“Selected Precedent Merger and Acquisition Transactions Analysis.  Guggenheim Securities reviewed and analyzed certain financial metrics associated with nine selected precedent merger and acquisition transactions during the past several years involving companies in the pharmaceutical sector that Guggenheim Securities deemed relevant for purposes of this analysis, including three-year forward compound annual growth rates for such companies.  Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions (based on then-available Wall Street equity research consensus estimates, each company’s most recent publicly available financial filings and certain other publicly available information), which are summarized in the table below:

Selected Precedent Merger and Acquisition (M&A) Transaction Multiples

Date Announced	Acquiror	Target Company	Transaction Enterprise Value / NTM Adjusted EBITDA		Transaction Stock Price / NTM EPS
01/26/17	Johnson & Johnson	Actelion Ltd.	NM	*	NM	*
01/11/16	Shire plc	Baxalta Incorporated	16.4	x	21.5	x
03/16/15	Valeant Pharmaceuticals International Inc.	Salix Pharmaceuticals, Inc.	NM	*	NM	*
11/17/14	Actavis plc	Allergan, Inc.	18.2		26.3
07/18/14	AbbVie Inc.	Shire plc	20.7		26.6
04/07/14	Mallinckrodt plc	Questcor Pharmaceuticals, Inc.	8.7		12.2
02/16/11	Sanofi	Genzyme Corporation	13.2		19.0
06/07/10	Grifols, S.A.	Talecris Biotherapeutics Holdings Corp.	10.3		16.3
05/16/10	Astellas Pharma Inc.	OSI Pharmaceuticals, Inc.	15.7		18.0

Mean			14.7	x	20.0	x
Median			15.7		19.0
High			20.7	*	26.6	*
Low			8.7		12.2

Bioverativ Transaction:
Based on Wall Street Consensus Estimates			18.3	x	24.1	x
Based on Bioverativ Management Estimates			17.6		22.8

* Transaction enterprise value/NTM Adjusted EBITDA multiples above 25.0x and transaction stock price/NTM EPS multiples above 35.0x listed as “NM” (or not meaningful).

In performing its selected precedent merger and acquisition transactions analysis:

•                  Guggenheim Securities selected a reference range of transaction multiples for purposes of evaluating the Company on a change-of-control basis as follows: (i) transaction enterprise value (calculated on the basis of the upfront consideration payable in the selected transaction and excluding any potential earn-outs) / forward Adjusted EBITDA multiple range of 13.0x — 18.0x based on the Management Projections (see “—Certain Unaudited Prospective Financial Information”); and (ii) transaction stock price / forward EPS multiple range of 18.0x — 23.0x based on the Management Projections (see “—Certain Unaudited Prospective Financial Information”).

•                  Guggenheim Securities’ analysis of the selected precedent merger and acquisition transactions resulted in an overall reference range of $76.50 — $106.25 per Share (rounded to the closest $0.25) for purposes of evaluating the Shares on a change-of-control basis.

•                  It was noted that the Offer Price of $105.00 per Share was at the top of the foregoing change-of-control transaction reference range based on the selected precedent merger and acquisition transactions analysis, which in Guggenheim Securities’ view supported its assessment of the financial fairness of the Offer Price.”

(c) amending and restating the section entitled “Selected Publicly Traded Companies Analysis” on page 51 of the Schedule 14D-9 as follows:

“Selected Publicly Traded Companies Analysis.  Guggenheim Securities reviewed and analyzed the historical price performance of the Shares, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for certain publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis, including the compound annual growth rates for such publicly traded companies expected for the calendar years 2018 through 2020.  Guggenheim Securities calculated, among other things, various public market trading multiples for the Company and the selected nine publicly traded companies (in the case of the selected publicly traded companies, based on then-available Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings, in each case as of January 19, 2018), which are summarized in the table below:

Selected Publicly Traded Company Multiples

Selected Company	Enterprise Value / 2018E Adjusted EBITDA		Stock Price at 01/19/18 / 2018E EPS
Shire plc	9.1	x	8.4	x
Vertex Pharmaceuticals Inc.	NM	*	NM	*
Alexion Pharmaceuticals Inc.	14.3		17.4
Incyte Corporation	NM	*	NM	*
BioMarin Pharmaceutical Inc.	NM	*	NM	*
UCB S.A.	10.9		15.2
Jazz Pharmaceuticals plc	10.1		11.5
United Therapeutics Corporation	6.7		11.9
Swedish Orphan Biovitrum AB	10.5		16.7

Mean	10.3	x	13.5	x
Median	10.3		13.6
High	14.3	*	17.4	*
Low	6.7		8.4

Bioverativ:
Trading Basis
Based on Wall Street Consensus Estimates	11.2	x	14.7	x
Based on Bioverativ Management Estimates	10.8		13.9
Acquisition Basis
Based on Wall Street Consensus Estimates	18.3	x	24.1	x
Based on Bioverativ Management Estimates	17.6		22.8

*enterprise value / 2018E Adjusted EBITDA multiples above 25.0x and stock price / 2018E EPS multiples above 35.0x were excluded as “NM” (or not meaningful).

In performing its selected publicly traded companies analysis:

•                  Guggenheim Securities selected reference ranges of trading multiples for purposes of evaluating the Company on a stand-alone public market trading basis as follows: (i) trading enterprise value / forward Adjusted EBITDA multiple range of 10.0x — 14.0x based on the Management Projections (see “—Certain Unaudited Prospective Financial Information”); and (ii) trading price / forward EPS multiple range of 11.5x — 17.0x based on the Management Projections (see “—Certain Unaudited Prospective Financial Information”).

•                  Guggenheim Securities’ analysis of the selected publicly traded companies resulted in an overall reference range of $53.00 — $82.25 per Share (rounded to closest $0.25) for purposes of evaluating the Shares on a stand-alone public market trading basis.

•                  It was noted that the Offer Price of $105.00 per Share was above the foregoing public market trading reference range based on the selected publicly traded companies analysis, which in Guggenheim Securities’ view supported its assessment of the financial fairness of the Offer Price.”

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 and the disclosure under “Legal Proceedings” are hereby amended and supplemented by inserting the following at the end of this section:

“The Company is hereby disclosing certain additional information (the “Supplemental Disclosures”) in response to the four class action complaints and solely for the purpose of mooting the allegations contained therein. The Company denies the allegations of the four class action complaints, and denies any violations of law. The Company believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required. The Company is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

BIOVERATIV INC.

	By:	/s/Andrea DiFabio
Andrea DiFabio
Executive Vice President,
Chief Legal Officer

Date: February 28, 2018